Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction

China Bio-Technology Holdings Limited	Republic of Seychelles
Zhong Yuan Bio-Technology (Hong Kong) Limited	Hong Kong
Zhong Yuan Bio-Technology (Shenzhen) Limited	People’s Republic of China
Bao Feng Bio-Technology (Beijing) Limited	People’s Republic of China